NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No.
82-4749

07021376

February 13, 2007

SEC MAIL PROCESSING
RECEIVED
FEB 2 6 2007
WASH. D.C. 185 SECTION

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated February 13, 2007

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

PROCESSED
MAR 0 2 2007
THOMSON
FINANCIAL

for Barb O'Neill

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No.
82-4749

NEWS RELEASE **FEBRUARY 13, 2007**

News Release: **07-02** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

DRILLING INTERSECTS A NEW ZONE OF GOLD AND SILVER MINERALIZATION AT NORTHERN ABITIBI'S COLD SPRINGS GOLD-SILVER PROPERTY, NEVADA

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce results for drill holes 07CS-3, 07CS-4, and 07CS-5 from the Cold Springs Property in Nevada.

Holes 07CS-3, 07CS-4, and 07CS-5 were drilled in January and tested the northeast side of the Cold Spring prospect. Hole 07CS-3 has discovered a new zone of gold and silver mineralization associated with quartz veining concealed under shallow cover. The hole intersected 3.1 meters grading 2.2 grams per tonne (g/t) gold and 98.3 g/t silver from 59.4 to 62.5 meters depth within 30.5 meters grading 0.4 g/t gold and 22.9 g/t silver from 51.8 to 82.3 meters depth. A large halo of anomalous gold surrounds the mineralized zone in hole 07CS-3. This halo starts at 33.5 meters depth and continues to 143.3 meters depth, with gold values ranging from 0.009 to 0.3 g/t.

Drill hole 07CS-4 was drilled from the same pad as 07CS-3 at a steeper angle, and was lost due to difficult drilling conditions before it intersected the zone of mineralized quartz veining encountered in hole 07CS-3. Hole 07CS-4 intersected quartz stockwork veining with 3.1 meters grading 0.5 g/t gold and 60.5 g/t silver from 53.3 to 56.4 meters depth.

Drill hole 07CS-5 was drilled 250 meters along strike from hole 07CS-3 and in a different orientation. The hole intersected 3.0 meters grading 0.2 g/t gold and 5.0 g/t silver from surface to 3 meters depth.

Significant drill intercepts – Cold Springs

Drill Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Description
07CS-3	51.8	82.3	30.5[1]	0.4	22.9	Quartz veins and stockwork
including	59.4	62.5	3.1[1]	2.2	98.3	Quartz vein
07CS-4	53.3	56.4	3.1	0.5	60.5	Weak quartz stockwork
07CS-5	0	3.0	3.0	0.2	5.0	Quartz vein and stockwork

(1) True widths are estimated to be between 100% and 60% of the drill intercept.

Management is encouraged by the discovery of this new zone of gold and silver mineralization within a much larger anomalous halo. Although the orientation of the mineralized zone encountered in hole 07CS-3 remains unclear at this time, the zone corresponds with a strong geophysical anomaly which runs northwest along the northeast side of the prospect, and dips vertical to steeply southwest. The geophysical anomaly is characterized by a resistivity low and can be traced for at least 400 meters along strike and persists to over 500 meters depth.

The company is reviewing the complete data set from Cold Springs and will provide an update once plans for Cold Springs are finalized. The Company continues to evaluate grassroots and drill ready prospects throughout North America that cover a range of commodities.

In January Northern Abitibi completed 5 reverse circulation drill holes for a total of 1664.2 meters at Cold Springs. Drill samples were picked up on site by American Assay Laboratories Inc. and transported to their laboratory in Reno Nevada for processing and analyses. Gold was assayed by standard fire assay methods and silver was analysed by atomic absorption spectrophotometry. Duplicate samples and blanks were included with each batch of samples and checked to ensure proper quality assurance and quality control (QA/QC). The Qualified Person responsible for the design and implementation of the field program as well as the preparation of this news release was Dr. Shane Ebert, P.Geo., and President of the Company.

"Shane Ebert"
Shane Ebert
President/Director



NORTHERN ABITIBI MINING CORPORATION - COLD SPRINGS PROJECT NEVADA
Simplified surface geology map with geophysical grid and 2006-2007 drill holes
Clay alteration
07CS-5
A'
4362500 mN
07CS-3, 4
Roads
06CS-1
A
Line 1
06CS-2
Line 2
4362000 mN
Line 3
Line 4
Line 5
Range front fault
429000 mE
429500 mE
LEGEND
Alluvium/overburden
Quartz vein
Stockwork quartz veins
Rhyolite volcanic
Drill hole
N
0
250
500
meters

NORTHERN ABITIBI MINING CORP
COLD SPRINGS PROJECT, NEVADA
Simplified geologic cross section showing drill holes 07CS-3 and 4, looking northwest



SW
NE
1900 m elev
A
A'
Flat vein
Flat vein
30.5 meters @
0.4 g/t Au and
22.9 g/t Ag
3.1 meters @
2.2 g/t Au and
98.3 g/t Ag
1800 m elev
3.1 meters @
0.5 g/t Au and
60.5 g/t Ag
Unaltered
Clay alteration
Clay alteration
Unaltered
1700 m elev
07CS-3
07CS-4
?
1600 m elev
Fault
LEGEND
Drill hole
Alluvium / cover
Quartz vein
Stockwork quartz veins
Undifferentiated rhyolite tuff
0
Scale
100 m

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE **FEBRUARY 13, 2007**

News Release: **07-02** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

DRILLING INTERSECTS A NEW ZONE OF GOLD AND SILVER MINERALIZATION AT NORTHERN ABITIBI'S COLD SPRINGS GOLD-SILVER PROPERTY, NEVADA

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce results for drill holes 07CS-3, 07CS-4, and 07CS-5 from the Cold Springs Property in Nevada.

Holes 07CS-3, 07CS-4, and 07CS-5 were drilled in January and tested the northeast side of the Cold Spring prospect. Hole 07CS-3 has discovered a new zone of gold and silver mineralization associated with quartz veining concealed under shallow cover. The hole intersected 3.1 meters grading 2.2 grams per tonne (g/t) gold and 98.3 g/t silver from 59.4 to 62.5 meters depth within 30.5 meters grading 0.4 g/t gold and 22.9 g/t silver from 51.8 to 82.3 meters depth. A large halo of anomalous gold surrounds the mineralized zone in hole 07CS-3. This halo starts at 33.5 meters depth and continues to 143.3 meters depth, with gold values ranging from 0.009 to 0.3 g/t.

Drill hole 07CS-4 was drilled from the same pad as 07CS-3 at a steeper angle, and was lost due to difficult drilling conditions before it intersected the zone of mineralized quartz veining encountered in hole 07CS-3. Hole 07CS-4 intersected quartz stockwork veining with 3.1 meters grading 0.5 g/t gold and 60.5 g/t silver from 53.3 to 56.4 meters depth.

Drill hole 07CS-5 was drilled 250 meters along strike from hole 07CS-3 and in a different orientation. The hole intersected 3.0 meters grading 0.2 g/t gold and 5.0 g/t silver from surface to 3 meters depth.

Significant drill intercepts – Cold Springs

Drill Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Description
07CS-3	51.8	82.3	30.5[1]	0.4	22.9	Quartz veins and stockwork
including	59.4	62.5	3.1[1]	2.2	98.3	Quartz vein
07CS-4	53.3	56.4	3.1	0.5	60.5	Weak quartz stockwork
07CS-5	0	3.0	3.0	0.2	5.0	Quartz vein and stockwork

(1) True widths are estimated to be between 100% and 60% of the drill intercept.

Management is encouraged by the discovery of this new zone of gold and silver mineralization within a much larger anomalous halo. Although the orientation of the mineralized zone encountered in hole 07CS-3 remains unclear at this time, the zone corresponds with a strong geophysical anomaly which runs northwest along the northeast side of the prospect, and dips vertical to steeply southwest. The geophysical anomaly is characterized by a resistivity low and can be traced for at least 400 meters along strike and persists to over 500 meters depth.

The company is reviewing the complete data set from Cold Springs and will provide an update once plans for Cold Springs are finalized. The Company continues to evaluate grassroots and drill ready prospects throughout North America that cover a range of commodities.

In January Northern Abitibi completed 5 reverse circulation drill holes for a total of 1664.2 meters at Cold Springs. Drill samples were picked up on site by American Assay Laboratories Inc. and transported to their laboratory in Reno Nevada for processing and analyses. Gold was assayed by standard fire assay methods and silver was analysed by atomic absorption spectrophotometry. Duplicate samples and blanks were included with each batch of samples and checked to ensure proper quality assurance and quality control (QA/QC). The Qualified Person responsible for the design and implementation of the field program as well as the preparation of this news release was Dr. Shane Ebert, P.Geo., and President of the Company.

"Shane Ebert"
Shane Ebert
President/Director

NORTHERN ABITIBI MINING CORPORATION - COLD SPRINGS PROJECT NEVADA

Simplified surface geology map with geophysical grid and 2006-2007 drill holes



Clay alteration
07CS-5
A'
4362500 mN
07CS-3, 4
Roads
06CS-1
Line 1
06CS-2
A
Line 2
4362000 mN
Line 3
Line 4
Line 5
Range front fault
429000 mE
429500 mE
LEGEND
Alluvium/overburden
Quartz vein
Stockwork quartz veins
Rhyolite volcanic
Drill hole
N
0
250
500
meters

NORTHERN ABITIBI MINING CORP
COLD SPRINGS PROJECT, NEVADA
Simplified geologic cross section showing drill holes 07CS-3 and 4, looking northwest



SW
NE
1900 m elev
A
A'
Flat vein
Flat vein
30.5 meters @ 0.4 g/t Au and 22.9 g/t Ag
3.1 meters @ 2.2 g/t Au and 98.3 g/t Ag
1800 m elev
3.1 meters @ 0.5 g/t Au and 60.5 g/t Ag
Unaltered
Clay alteration
Clay alteration
Unaltered
1700 m elev
07CS-3
07CS-4
?
1600 m elev
Fault
LEGEND
Drill hole
Alluvium / cover
Quartz vein
Stockwork quartz veins
Undifferentiated rhyolite tuff
0
Scale
100 m

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE **FEBRUARY 13, 2007**

News Release: **07-02** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

DRILLING INTERSECTS A NEW ZONE OF GOLD AND SILVER MINERALIZATION AT NORTHERN ABITIBI'S COLD SPRINGS GOLD-SILVER PROPERTY, NEVADA

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce results for drill holes 07CS-3, 07CS-4, and 07CS-5 from the Cold Springs Property in Nevada.

Holes 07CS-3, 07CS-4, and 07CS-5 were drilled in January and tested the northeast side of the Cold Spring prospect. Hole 07CS-3 has discovered a new zone of gold and silver mineralization associated with quartz veining concealed under shallow cover. The hole intersected 3.1 meters grading 2.2 grams per tonne (g/t) gold and 98.3 g/t silver from 59.4 to 62.5 meters depth within 30.5 meters grading 0.4 g/t gold and 22.9 g/t silver from 51.8 to 82.3 meters depth. A large halo of anomalous gold surrounds the mineralized zone in hole 07CS-3. This halo starts at 33.5 meters depth and continues to 143.3 meters depth, with gold values ranging from 0.009 to 0.3 g/t.

Drill hole 07CS-4 was drilled from the same pad as 07CS-3 at a steeper angle, and was lost due to difficult drilling conditions before it intersected the zone of mineralized quartz veining encountered in hole 07CS-3. Hole 07CS-4 intersected quartz stockwork veining with 3.1 meters grading 0.5 g/t gold and 60.5 g/t silver from 53.3 to 56.4 meters depth.

Drill hole 07CS-5 was drilled 250 meters along strike from hole 07CS-3 and in a different orientation. The hole intersected 3.0 meters grading 0.2 g/t gold and 5.0 g/t silver from surface to 3 meters depth.

Significant drill intercepts – Cold Springs

Drill Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Description
07CS-3	51.8	82.3	30.5[1]	0.4	22.9	Quartz veins and stockwork
including	59.4	62.5	3.1[1]	2.2	98.3	Quartz vein
07CS-4	53.3	56.4	3.1	0.5	60.5	Weak quartz stockwork
07CS-5	0	3.0	3.0	0.2	5.0	Quartz vein and stockwork

(1) True widths are estimated to be between 100% and 60% of the drill intercept.

Management is encouraged by the discovery of this new zone of gold and silver mineralization within a much larger anomalous halo. Although the orientation of the mineralized zone encountered in hole 07CS-3 remains unclear at this time, the zone corresponds with a strong geophysical anomaly which runs northwest along the northeast side of the prospect, and dips vertical to steeply southwest. The geophysical anomaly is characterized by a resistivity low and can be traced for at least 400 meters along strike and persists to over 500 meters depth.

The company is reviewing the complete data set from Cold Springs and will provide an update once plans for Cold Springs are finalized. The Company continues to evaluate grassroots and drill ready prospects throughout North America that cover a range of commodities.

In January Northern Abitibi completed 5 reverse circulation drill holes for a total of 1664.2 meters at Cold Springs. Drill samples were picked up on site by American Assay Laboratories Inc. and transported to their laboratory in Reno Nevada for processing and analyses. Gold was assayed by standard fire assay methods and silver was analysed by atomic absorption spectrophotometry. Duplicate samples and blanks were included with each batch of samples and checked to ensure proper quality assurance and quality control (QA/QC). The Qualified Person responsible for the design and implementation of the field program as well as the preparation of this news release was Dr. Shane Ebert, P.Geo., and President of the Company.

"Shane Ebert"
Shane Ebert
President/Director


NORTHERN ABITIBI MINING CORPORATION - COLD SPRINGS PROJECT NEVADA
Simplified surface geology map with geophysical grid and 2006-2007 drill holes
Clay alteration
07CS-5
A'
07CS-3, 4
4362500 mN
Roads
06CS-1
06CS-2
A
Line 1
Line 2
Line 3
Line 4
Line 5
4362000 mN
LEGEND
Alluvium/overburden
Quartz vein
Stockwork quartz veins
Rhyolite volcanic
Drill hole
N
0
250
500
meters
429000 mE
Range front fault
429500 mE

NORTHERN ABITIBI MINING CORP
COLD SPRINGS PROJECT, NEVADA
Simplified geologic cross section showing drill holes 07CS-3 and 4, looking northwest


SW
NE
1900 m elev
A
A'
Flat vein
Flat vein
30.5 meters @ 0.4 g/t Au and 22.9 g/t Ag
3.1 meters @ 2.2 g/t Au and 98.3 g/t Ag
1800 m elev
3.1 meters @ 0.5 g/t Au and 60.5 g/t Ag
Unaltered
Clay alteration
Clay alteration
Unaltered
1700 m elev
07CS-3
07CS-4
?
1600 m elev
Fault
LEGEND
Drill hole
Alluvium / cover
Quartz vein
Stockwork quartz veins
Undifferentiated rhyolite tuff
0
Scale
100 m

END